Exhibit 12

Quad/Graphics, Inc.

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009

Earnings:
Earnings (loss) from continuing operations before income taxes and equity in earnings (loss) of unconsolidated entities	$(10.4)	$(25.8)	$56.7	$22.5	$14.9	$(31.3)	$48.3
Add:
Distributed income of unconsolidated entities	—	5.0	5.0	0.5	7.5	4.7	6.0
Fixed charges (see below)	80.2	74.5	99.3	97.0	122.7	105.5	67.1
Amortization of capitalized interest	1.0	1.1	1.4	1.6	1.7	1.7	1.8
Subtract:
Interest capitalized	(0.2)	(0.5)	(0.5)	(0.2)	(0.4)	(0.2)	(0.3)

Total earnings	$70.6	$54.3	$161.9	$121.4	$146.4	$80.4	$122.9

Fixed charges:
Interest expense	$69.5	$64.1	$85.5	$84.0	$108.0	$92.9	$64.1
Interest capitalized	0.2	0.5	0.5	0.2	0.4	0.2	0.3
Amortization of debt issuance costs and original issue discount	3.2	3.1	4.1	4.5	8.6	5.9	—
Estimate of interest included within rental expense (a)	7.3	6.8	9.2	8.3	5.7	6.5	2.7

Total fixed charges	$80.2	$74.5	$99.3	$97.0	$122.7	$105.5	$67.1

Ratio of earnings to fixed charges (b)	0.9	0.7	1.6	1.3	1.2	0.8	1.8

(a)         Interest portion of rental expense is estimated to equal 25% of such expense, which is considered a reasonable approximation of the interest factor.

(b)         Earnings were insufficient to cover fixed charges for the nine months ended September 30, 2014 and 2013 by $9.6 million and $20.2 million, respectively, and for the year ended December 31, 2010 by $25.1 million.  Accordingly, the ratio of earnings to fixed charges was less than 1:1.